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FORM 4                                                     OMB APPROVAL
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[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    SHIMASAKI,        CRAIG           DAVID       ZYMETX, INC. ZMTX                             to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
    14200 S. MACARTHUR                            Person, if an entity       1/2001             ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
    EDMOND         OK USA           73003                                    Date of Original       VICE PRESIDENT OF RESEARCH
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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COMMON STOCK, par value $.001    3/31/01            [1]    455      A       .74375        6,192                D
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COMMON STOCK, par value $.001    4/27/01      P            500      A         0.67          500                I         By Daughter
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COMMON STOCK, par value $.001    4/27/01      P            270      A         0.81          270                I         By Daughter
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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                                                                                                  COMMON
                                                                                                   STOCK,
Incentive Stock Options                                                        1/19/02           par value
1-01                          2.00         1/19/01    A        5000             [2]     1/19/11    $.001     5000         [3]
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                                                                                                  COMMON
                                                                                                   STOCK,
Incentive Stock Options                                                        8/18/99           par value
8-98                          2.00         1/19/01   [4]                        [5]     8/18/08    $.001    13553         [6]
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                                                                                                  COMMON
                                                                                                   STOCK,
Incentive Stock Options                                                        1/3/97            par value
1-96                          1.00           [7]                                [8]     1/3/06     $.001     5042         [9]
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                                                                                                  COMMON
                                                                                                   STOCK,
Incentive Stock Options                                                        10/1/00           par value
10-99                         2.25          [10]                                [11]    10/1/09    $.001    46447         [12]
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                                                                                                  COMMON
                                                                                                   STOCK,
Incentive Stock Options                                                        10/1/00           par value
10-99a                        2.25          [13]                                [14]    10/1/09    $.001     4200         [15]
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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      5000                     D
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     13553                     D
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      5042                     D
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     46447                     D
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      4200                     D
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Explanation of Responses:


                                                                                           /s/ CRAIG D. SHIMASAKI           5/10/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. -----------------------------   ----------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               **Signature of Reporting Person    Date


Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


Attachment - Explanation of Responses Page 3 of 3
Reporting Person: SHIMASAKI, CRAIG DAVID
Issuer:           ZYMETX, INC. ZMTX
Statement Date:   1/2001


1. Acquired under the Employee Stock Purchase Plan.

2. Vests at a rate of 50% on January 19, 2001, and 50% on January 19, 2002.

3, 6, 9, 12, 15. Issued under the ZymeTx, Inc. Stock Option Plan in consideration of Mr. Shimasaki's service as a key employee of the Issuer.

4. Exercise Price of Derivative Security repriced from $4.94 per share to $2.00 per share.

5. Vests at a rate of 25% per year on August 18, 1999, August 18, 2000, August 18, 2001, and August 18, 2002.

7, 10, 13. No transactions for the period of this report.

8. Vests at a rate of 25% on each of January 3, 1997, January 3, 1998, January 3, 1999, and January 3, 2000.

11, 14. Vests at a rate of 50% on October 1, 2000, and 50% on October 1, 2001.